                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549



                               FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 1993
                                  or
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934



                         PARTNERSHARE PLAN OF
                  BANKERS TRUST NEW YORK CORPORATION
                            AND AFFILIATES

                    BANKERS TRUST COMPANY, TRUSTEE
                            280 Park Avenue
                       New York, New York 10017

                 (Full title and address of the Plan)



                  BANKERS TRUST NEW YORK CORPORATION
                            280 Park Avenue
                       New York, New York 10017
        (Name of issuer of the securities held pursuant to the
        Plan and the address of its principal executive office)

Financial Statements and Exhibits

Financial Statements

The financial statements of the PartnerShare Plan of Bankers Trust New York Corporation (the "Corporation") and Affiliates (the "Plan") at December 31, 1993 and 1992 and for the years then ended, the supplemental schedules, both prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, and the report of independent auditors thereon are incorporated herein by reference.

Exhibits

The following exhibits are filed as part of the 1993 Annual Report on Form 11-K:

     Exhibit No.                   Description of Exhibit

          1                        Annual Report of the Plan for the
                                   year ended December 31, 1993


          2                        Consent of Independent Auditors


                              SIGNATURES


The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Administrative Committee for the Plan and the Corporation has duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                                PARTNERSHARE PLAN OF BANKERS TRUST
                                NEW YORK CORPORATION AND AFFILIATES


                                ADMINISTRATIVE COMMITTEE



                                By Mark Bieler
                                   Mark Bieler, Chairman



                                BANKERS TRUST NEW YORK CORPORATION



                                By James T. Byrne, Jr.
                                   James T. Byrne, Jr., Secretary



Dated: June 24, 1994

The Financial Statements and Schedules of the Annual Report on Form 11-K for the year ended December 31, 1993 were prepared in accordance with the financial reporting requirements of Employee Retirement Income Security Act of 1974 ("ERISA") and will be filed in paper under Form SE pursuant to General Instruction E of Form 11-K.